EXHIBIT 12

                                         NEW ENGLAND POWER COMPANY
                             Computation of Ratio of Earnings to Fixed Charges
                                              (SEC Coverage)
                                                (Unaudited)
                                     12 Months
                                       Ended
                               September 30, 1995               Years Ended December 31,
                                     Actual                    --------------------------------------------------------------
                                    (Unaudited)   1994        1993*      1992*       1991*       1990*
                                 --------------   ----       ----         ----      ----        ----
                                                                    (In Thousands)
Net Income                          $144,539   $149,373    $141,468    $134,151   $134,747    $222,219
----------
Less undistributed income of
  nuclear power companies                 39          6         544         320       (240)       (133)
                                    --------   --------    --------    --------   --------    --------
                                     144,500    149,367     140,924     133,831    134,987     222,352

Add income taxes and fixed charges
----------------------------------
  Current federal income taxes        46,876     61,350      62,454      64,417     62,182      50,543
  Deferred federal income taxes       26,083     20,501      17,745       4,741     11,134      38,367
  Investment tax credits - net        (3,603)    (3,577)     (2,606)     (1,328)    (7,732)    (26,026)
  State income taxes                  15,464     17,328      17,242      14,596     15,526      21,867
  Interest on long-term debt          45,461     38,711      45,837      59,382     67,426      67,385
  Interest on short-term debt
   and other interest                  6,551      1,956       5,427       2,071      2,490       6,900
  Estimated interest component of rentals         3,416       3,635       3,851      4,121       4,115     1,447
                                    --------   --------    --------    --------   --------    --------
Net earnings available
  for fixed charges                 $284,748   $289,271    $290,874    $281,831   $290,128    $382,835
                                    ========   ========    ========    ========   ========    ========
Fixed charges:
  Interest on long-term debt        $ 45,461   $ 38,711    $ 45,837    $ 59,382   $ 67,426    $ 67,385
  Interest on short-term debt
   and other interest                  6,551      1,956       5,427       2,071      2,490       6,900
  Estimated interest component
   of rentals                          3,416      3,635       3,851       4,121      4,115       1,447
                                    --------   --------    --------    --------   --------    --------
   Total fixed charges              $ 55,428   $ 44,302    $ 55,115    $ 65,574   $ 74,031    $ 75,732
                                    ========   ========    ========    ========   ========    ========
Ratio of earnings to fixed charges      5.14       6.53        5.28        4.30       3.92        5.06
----------------------------------
*The ratio of earnings to fixed charges for 1993 to 1990 have been restated to reflect the estimated interest component of rentals.